[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

October 13, 2009

VIA FEDEX AND EDGAR

Re:	Dollar General Corporation
Registration Statement on Form S-1
File No. 333-161464

H. Christopher Owings, Assistant Director

Catherine T. Brown, Attorney-Adviser
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Owings and Ms. Brown:

On behalf of Dollar General Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.875 per share, marked to show changes from the Amendment No. 1 to the Registration Statement as filed on September 25, 2009.  The Registration Statement has been revised in response to the Staff’s comments and generally updates financial and other information.

In addition, we are providing the following responses to your comment letter, dated October 8, 2009, regarding Amendment No. 1 to the Registration Statement.  To assist

your review, we have retyped the text of the Staff’s comments in italics below.   Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2.  The responses and information described below are based upon information provided to us by the Company.

General

1.                                      We reviewed your response to comment four in our letter dated September 18, 2009 and the supplemental material you provided in response to this comment, including the map that will appear on the inside cover of the prospectus.  In connection with our review, we also examined the “Store Locations Map” located on your website at this address:  http://www.dollargeneral.com/OurStores/Pages/StoreLocationsMap ..aspx.  Please tell us why the number of stores varies between the two maps and revise the artwork or your website, as necessary.

The Company acknowledges the Staff’s comment and has revised the disclosure on its website so that it is consistent with the information contained in the map that will appear on the inside cover of the prospectus.  Concurrently herewith the Company is submitting supplementally to the Staff the revised pictures and graphics that would be used in the prospectus.

2.                                      We reviewed your response to comment nine in our letter dated September 18, 2009.  To the extent that you retain the detailed information in your summary regarding your progress since your 2007 merger, your competitive strengths and your growth strategy, please balance this discussion with a discussion of the risks associated with your continued progress, your competitive position and your growth strategy.  In this regard, we note the following risks:

•                  the fact that you have substantial debt could limit your ability to pursue your growth strategy;

•                  your debt agreements contain restrictions that limit your flexibility in operating your business;

•                  your plans depend significantly on initiatives designed to increase sales and improve the efficiencies, costs and effectiveness of your operations, and failure to achieve or sustain these plans could affect your performance adversely;

•                  your private brands may not achieve or maintain broad market acceptance, which increases the risks you face; and

•                  your planned future growth will be impeded, which would adversely affect sales, if you cannot open new stores on schedule.

These risks are only examples.  Please revise your prospectus summary to provide a more balanced discussion.

The Company acknowledges the Staff’s comment and has revised the prospectus summary to provide more balanced disclosure, including a discussion of some of the specific risks facing the Company’s business.

Risks Related to this Offering and Ownership of Our Common Stock, page 19

You will incur immediate and substantial dilution in the net tangible book…, page 19

3.                                      We reviewed your response to comment 14 in our letter dated September 18, 2009.  Because this offering is the initial public offering of your common stock and you disclose that new investors will suffer immediate and substantial dilution in the net tangible book value of the shares they purchase, we believe the disclosures required by Item 506 of Regulation S-K provide material information to investors in the offering.  Accordingly, please provide a dilution table in your prospectus or tell us why you believe dilution of book value disclosures are not material to investors.

In response to the Staff’s comment, the Company has included a “Dilution” section on p. 30 and 31 of Amendment No. 2.

Capitalization, page 27

4.                                      We reviewed your response to comment 16 in our letter dated September 18, 2009 and reissue that comment.  Capitalization generally includes long-term debt, stock and retained earnings.  The capitalization table should not function as a balance sheet.  To the extent you believe the information is vital to an investor’s understanding of your business and the offering, you may include a discussion in the liquidity and capital resources subsection of your prospectus regarding the use of cash since your most recent balance sheet date arising from or related to the offering, such as the special dividend and the payments due under the Monitoring Agreement.

In response to the Staff’s comment, the Company has removed cash and cash equivalents from the Capitalization table and has included a cross reference to the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.  The Company has also expanded the discussion in Liquidity and Capital Resources to cover a discussion of the effects of the proposed offering and related transactions on cash and cash equivalents.

Market and Industry Data, page 83

5.                                      We reviewed your response to comment seven in our letter dated September 18, 2009.  However, it appears that you continue to include language in this section that can be interpreted as a disclaimer of the information contained in the filing.  For example, you state that industry publications, studies and surveys “generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information,” and you state that you “have not independently verified industry, market and competitive position data from third party sources.” Please revise or advise.

In response to the Staff’s comment, the Company has removed the referenced disclosure.

Principal and Selling Shareholders, page 126

6.                                      We reviewed your response to comment 27 in our letter dated September 18, 2009.  Please tell us whether CPP Investment Board (USRE II) Inc. has shared voting or investment control over the shares of the company in which it has an indirect interest.  If so, please disclose the natural person, natural persons or public company that has the ultimate voting or investment control over such shares.  Alternatively, please tell us where in your document you have included this information or why it is not appropriate for you to disclose this information.

In response to the Staff’s comment, the Company has revised the referenced disclosure to describe the persons with ultimate control over the shares indirectly held by CPP Investment Board (USRE II) Inc.

Authorized Capital, page 143

7.                                      We note your disclosure in the prospectus summary in the penultimate bullet on page seven that you will complete a reverse stock split prior to the consummation of the offering.  Please revise the last paragraph under this heading to include a reference to the reverse split or tell us why it is not appropriate to do so.

In response to the Staff’s comment, the Company has revised the referenced disclosure to include a reference to the reverse stock split.

Underwriting, Page 153

8.                                      We reviewed your response to comment 30 in our letter dated September 18, 2009.  Please include the first sentence of that response in your document or tell us why it is not appropriate to do so.

In response to the Staff’s comment, the Company has included the first sentence of its response to comment 30 in its letter of September 24, 2009 on pages 152 and 158 of Amendment No. 2.

Financial Statements, page F-1

Condensed Consolidated Balance Sheets, page F-61

9.                                      We reviewed your response to comment 34 in our letter dated September 18, 2009.  Please include an explanatory note on the face of your interim balance sheet that briefly explains the reason for presentation of your pro forma balance sheet.  Please ensure the explanatory note includes a cross-reference to footnote 10 of your interim financial statements where the special dividend is described in further detail.

In response to the Staff’s comment, the Company has revised the interim balance sheet to include an explanatory note that includes a cross-reference to footnote 10 of the interim financial statements.

Note 10, Share-based payments, page F-43

10.                               We reviewed your response to comment 39 in our letter dated September 18, 2009.  We note that you had independent valuation reports prepared as of May 2, 2008, January 30, 2009 and May 28, 2009 and that your board of directors and management considered these independent valuation reports along with your recent and projected financial performance and other factors in determining the fair value of your common stock used in your share-based compensation expense calculations.  Please provide us with copies of the independent valuations you obtained, along with the specific other factors the board of directors and management considered in determining the fair value of your common stock at January 21, 2008, August 28, 2008, December 19, 2008, March 18, 2009 and May 28, 2009.  Please include a summary of your recent and projected financial performance, the valuations of comparable companies, the status of material pending and threatened litigation and other market conditions considered at each of these dates in the determination of the fair value of your common stock.  As part of your analysis, please ensure you address why you believe there was no change in the fair value of your common stock in the extended period from July 6, 2007 through December 19, 2008.  In addition, please tell us how the estimated fair value at the date of the most recent two grant dates compares to the anticipated offering price for your stock in the current offering.  We may have further comment after reviewing your response.

In response to the Staff’s comment, as requested the Company is providing on a supplemental basis concurrently herewith copies of the valuation reports prepared by Duff & Phelps, LLC (“D&P”), an independent third party financial advisory firm, as of May 2, 2008, January 30, 2009 and May 28, 2009, as well as a subsequent valuation report prepared by D&P as of August 31, 2009.  In addition, for purposes of providing further clarification as to the Company’s award activity and related valuations, set forth below is a summary of all award grants made, and independent valuations received, by the Company during the period from the July 6, 2007 merger completion through the date hereof.

Date	Activity	Share- Based Grants	% of Total Post- Merger Grants	Grant/ Valuation Price	Total Estimated Expense Over 5 Years (millions)	Independent Valuation Report Range Considered by the Company

7/6/2007	Merger Date Value			$5.00

7/6/2007	Grant	13,110,000	45%	5.00	$27.4

9/20/2007	Grant	130,000	1%	5.00	0.3

10/5/2007	Grant	4,150,000	14%	5.00	8.3

1/21/2008	Grant	3,390,000	12%	5.00	9.3

5/2/2008	Valuation			5.00		$4.78 - $5.48

8/28/2008	Grant	3,365,000	12%	5.00	6.3

12/19/2008	Grant	2,594,290	9%	5.00	4.7

1/30/2009	Valuation			5.50		5.11 - 5.81

3/18/2009	Grant	860,000	3%	5.50	1.7

5/28/2009	Grant	1,280,710	4%	7.40	3.6

5/28/2009	Valuation			7.40		6.83 - 7.92

8/31/2009	Valuation			9.50		9.01 - 10.17

In addition, although the Company and its underwriters have not definitively determined the estimated price range for the current offering at this point in time, for purposes of your analysis the Company believes it would be reasonable to utilize a range of $11.50 to $13.50 per share.  Please note further that, in order to eliminate potential confusion, all share and per-share information (including the range assumption) contained in response to this Comment #10 does not give effect to the 1.00 to 1.75 reverse stock split being effectuated in connection with the current offering.

Analysis of Fair Value Determinations on Each Award Date

The Staff has requested additional detail regarding the specific factors, in addition to independent valuations, that the Company considered in determining the fair value of its common stock on each award date since January 21, 2008.  In addition, the Staff has requested an explanation for the Company having maintained its valuation at $5.00 for the extended period from July 6, 2007 through December 19, 2008.  Such analysis is set forth below for each award date.

Fair Value at January 21, 2008.  On January 21, 2008, the Company concluded that the fair value of the Company’s common stock was $5.00 per share, which valuation was consistent with both the valuation at the July 6, 2007 merger date and the valuation range of the subsequent independent valuation report as of May 2, 2008.  In making its determination, the Company took into consideration financial performance for the full year that was generally consistent with expectations, offset by increased business uncertainty and a significant decline in the equity markets, comparable company performance and general economic environment.  In detail, the factors considered by the Company in arriving at this determination included:

•                  Recent and Projected Financial Performance.  In fiscal 2007, the Company’s full-year financial performance was modestly in excess of expectations.  However, fourth quarter performance to date was raising some concerns.  The Company’s sales and Adjusted EBITDA(1) were below budget for the period from July 2007 through December 2007.  Holiday sales were far below expectations resulting in a decline of 1.4% in comparable-store sales versus December 2006.  Comparable-store sales compared to the prior year period grew only 0.4% during the 2007 fourth quarter in comparison to the prior year period, which was below expected performance.  The Company’s higher margin non-consumables business was lower on a comparable-store basis for the full year 2007, and there was concern around continued performance in this more discretionary sales category.  Because of this softness in the business, the budget for 2008 was lowered relative to the one prepared by the Investors in connection with their July 2007 investment.  Additionally, there was still significant uncertainty regarding the impact of operational initiatives, such as shrink, which had actually increased significantly in 2007.  Finally, the Company’s management leadership was in transition; an interim CEO had been in place from July 2007 until January 2008, a new CEO had just come on board, and potential other changes in management were being evaluated.

•                  Market Conditions and Comparable Company Valuations.  The equity markets, in general, and comparable company performance specifically, worsened significantly over the period from July 2007 to the valuation date.  The benchmark S&P 500 index declined 13% from July 6, 2007 through January 21, 2008.  A group of comparable companies indexed as of July 6, 2007 (including Costco, CVS Caremark, Dollar Tree, Family Dollar, Rite Aid, Target, Walgreen, Wal-Mart, Fred’s and 99 Cents Only, consistent with the comparable companies used in the D&P valuation

(1)           Defined and calculated in a manner consistent with the covenants contained in the Company’s credit facilities.

reports) reflected an average share price decline of 30% over this time period.  Despite the downturn, the equity capital markets continued to be generally accessible from July 2007 through January 2008, with 83 completed IPO’s in the United States worth $18.5 billion, as tracked by Dealogic.  As a result of equity capital markets accessibility, a marketability discount was not considered in connection with the Company’s determination.

•                  Economic Conditions and Outlook.  The Company was concerned that the economic and consumer outlook was worsening over this period.  Note that the Conference Board’s Monthly Consumer Confidence Index declined from 111.9 to 87.3, or 22%, from July 2007 through January 2008.  In addition, real quarterly GDP growth slowed from 2.7% in the 3rd quarter of 2007 to 2.0% in the 1st quarter of 2008, while monthly housing starts declined by 20% from 1,350,000 in July 2007 to 1,080,000 in January 2008.

•                  Material Pending and Threatened Litigation.  Counsel for the Company updated the board of directors and management on the status of the pending shareholder litigation (In Re: Dollar General Corporation, Case No. 07MD -1, Circuit Court Davidson County, TN) relating to the July 2007 merger transaction.  The parties were in discovery.  Counsel also provided an update on other pending material litigation, including the status of two pending employment-related class actions.  The Company did not believe that any of the foregoing litigation was with merit and it was not a significant consideration in the determination of fair value.

Fair Value at August 28, 2008.  D&P delivered to the Company a valuation report as of May 2, 2008 that indicated a valuation range between $4.78 and $5.48 per share.  The first grant date subsequent to the delivery of this valuation report took place on August 28, 2008, at which time the Company concluded that the fair value of the Company’s common stock remained at $5.00 per share.  In making its determination, the Company took into consideration an improvement in financial performance relative to the budget from May 2, 2008 through August 28, 2008, offset by continued business uncertainty, a decline in the equity markets and heightened economic uncertainty.  In detail, the factors considered by the Company in arriving at this determination included:

•                  Recent and Projected Financial Performance.  The Company’s financial performance showed signs of improvement during the period from May to July 2008, with sales and Adjusted EBITDA above budget, but tremendous uncertainty in the economic environment persisted, and led to questions about the overall sustainability of the recent improved performance.  The Company was also concerned about a potential repeat performance of the 2007 holiday season, especially given the decline in consumer confidence compared to late 2007.  Additionally, non-consumable sales during the May to July period of 2008 continued to track below budget and below the comparable 2007 period as a percentage of sales, raising concerns about margin performance. The

Company’s new CEO was implementing significant changes, and three of the seven direct reports of the CEO had left the Company.  While the building of a new management team was viewed as a necessary and positive step forward, projections were left unchanged because of the persisting uncertainty and because it was anticipated that the full impact of the new leadership and business initiatives would take time to implement. In fact, as of the valuation date, the team was still not fully formed. The Company had not yet replaced its Chief Merchant who had left in April, and there were other key open positions in merchandising and sourcing.

•                  Market Conditions and Comparable Company Valuations.  The markets worsened in the period between the May 2 valuation date and August 28, 2008, with the broad market declining and comparable companies staying relatively flat over this period.  The S&P 500 index declined 8% from May 2 through August 28, 2008. Equity capital markets continued to be accessible, with 9 US IPO’s worth $2.2 billion from May through August of 2008.  Accordingly, the Company did not utilize a marketability discount in determining the August 28, 2008 fair value.

•                  Economic Conditions and Outlook.  The Company was concerned that economic conditions and outlook were worsening over this period.  Note that GDP growth slowed from 1.6% in the 2nd quarter of 2008 to 0.0% in the 3rd quarter of 2008, while housing starts declined by an additional 12% from 970,000 in May 2008 to 850,000 in August 2008.

•                  Material Pending and Threatened Litigation.  Counsel updated the board of directors and management on the status of the pending shareholder litigation. Discovery was continuing, and the Company was preparing a motion for summary judgment. There were no substantive settlement discussions. Counsel also provided an update on the two employment class actions. There were no substantive changes in the status of either.  None of the foregoing litigation was a significant consideration in the determination of fair value.

Fair Value at December 19, 2008.  The next grant date was on December 19, 2008, at which time the Company concluded that the fair value of the Company’s common stock remained at $5.00 per share.  In making its determination, the Company took into consideration further improvement in financial performance relative to the budget from August 28, 2008 through December 19, 2008, offset by continued business uncertainty related to new initiatives, coupled with a substantial decline in the equity markets and comparable company valuations and further heightened economic uncertainty.  In addition, it was also apparent at December 19, 2008 that equity capital markets were no longer freely accessible, creating difficulties in marketability and liquidity that was considered a further offset to improved financial performance.  In detail, the factors considered by the Company in arriving at this determination included:

•                  Recent and Projected Financial Performance.  The Company’s financial performance continued to improve for the period from September through December 2008, with both sales and Adjusted EBITDA above budget.  Despite this financial performance, uncertainty remained in the business model, due to new initiatives resulting from the CEO’s new priorities being put in place, including private brand expansion, foreign sourcing acceleration, setting new store standards and new real estate analytical processes.  The management team felt this was a time of great uncertainty due to the significant number of new priorities which were commencing implementation and the continued changes in the senior leadership team.  The CEO continued to fill holes in the senior management team in human resources, information technology, private brands, sourcing and marketing.  A new chief merchant was hired in December 2008.  The Company was also concerned about a potential repeat performance of the 2007 holiday season, especially given the significant negative trend in consumer confidence and potential implications for discretionary spending and margins.

•                  Market Conditions and Comparable Company Valuations.  The equity markets in general, and comparable company performance in specific, worsened significantly over the period from the prior grant date.  The S&P 500 index declined a further 32% from August 28, 2008 through December 19, 2008.  In addition, the index of comparable companies declined by 14% over this time period. Further, the bankruptcy of Lehman Brothers in September 2008 delivered a shock to the equity capital markets, essentially freezing subsequent new equity issuances over this period; from September through December there was only one IPO completed in the United States, worth $145 million.  This lack of access to marketability and liquidity as of December 19, 2008 was considered a further offset to financial performance.

•                  Economic Outlook.  The Company was concerned that economic and consumer outlook was also worsening significantly over this period.  Note that the Conference Board’s Monthly Consumer Confidence Index declined from 58.5 to 38.6, or 34%, from August 2008 to December 2008, causing tremendous concern about performance in the retail sector over the holiday season.  In addition, GDP growth slowed from 0.0% in the 3rd quarter of 2008 to (1.9)% in the 4th quarter of 2008, while housing starts further declined by 34% from 850,000 in August 2008 to 560,000 in December 2008.

•                  Material Pending and Threatened Litigation.  The board of directors and management were made aware that there had been a settlement in principle reached in the shareholder litigation that still needed class and court approval. There had been no substantive changes in the other material pending litigation.  None of the foregoing litigation was a significant consideration in the determination of fair value.

In sum, the period from July 6, 2007 through December 19, 2008 reflected moderate improvement in the Company’s financial and operating performance.  Such improvements, however, were offset in full, in the determination of the Company, by the continuing uncertainty over the success of the Company’s initiatives, significant downturn in market conditions (both general and industry-wide) and deteriorating economic and consumer outlook over this period resulting from the emerging recession and extensive financial crisis.  As a result, the Company determined that there was no change in fair value of the Company’s common stock over this period.

Fair Value at March 18, 2009.  The next grant date was on March 18, 2009, at which time D&P delivered to the Company a draft valuation report as of January 30, 2009 (the end of the Company’s most recently completed fiscal year) that indicated a valuation range between $5.11 and $5.81 per share.  The final report was delivered on March 25, 2009 and did not contain significant changes from the March 18 draft report.  The Company focused on this value range (which incorporated a 20% marketability discount as suggested by the independent valuation expert) as opposed to a range with no marketability discount because, based on the factors noted above, the Company believed that the public equity capital markets were effectively closed to it as of the independent valuation date.  The increase in valuation over the period from December 19, 2008 to January 30, 2009 can be attributed to improved financial performance over the period, coupled with less uncertainty in business performance given the successful completion of the 2008 holiday season, offset somewhat by a slightly declining equity market and economic outlook over this period. In terms of new financial performance information as of the independent valuation date, holiday sales came in more positively than expected, with comparable store sales increasing 8.4% for December 2008 (compared to a 1.4% decline one year earlier).  Initiatives related to shrink reduction, distribution and transportation efficiencies, merchandise improvements and customized hours of operation of the stores all began to gain traction during this period.  Because of this higher than expected financial performance, at this time the Company raised its Adjusted EBITDA expectations for fiscal 2009 while leaving longer-term projections unchanged.  This improved business outlook was partially offset by ongoing struggles in both market and economic conditions, as the S&P 500 and comparable company indices each declined by 7% and GDP growth slowed from (1.9)% in the 4th quarter of 2008 to (3.3)% in the 1st quarter of 2009 while housing starts further declined by 13% from 560,000 in December 2008 to 490,000 in January 2009.  All of the foregoing factors were taken into consideration by D&P in preparation of its valuation report.

On the March 18, 2009 grant date, the Company concluded that the fair value of its common stock was at $5.50 per share (near the midpoint of the January 30, 2009 valuation range).  In making its determination, in addition to the valuation report, the Company took into account D&P’s informal view that, based on ongoing valuation work being performed by it, there had been no material change in valuation from January 30 to March 18, 2009, as well as the Company’s assessment that during such period there had been a very slight improvement in financial results offset by a very slight decline in market and economic conditions over the period, resulting in no net material change in valuation.  In detail, the factors considered by the Company in arriving at this determination included:

•                  Recent and Projected Financial Performance.  The Company’s financial performance continued to improve from 2008 in February and early March 2009, with both sales and Adjusted EBITDA above budget.  Although non-consumable products showed some improvement in sales, the overall growth in this area lagged behind growth in consumable sales, which gave the Company some concern about future margins and earnings, despite strong sales.  Additionally, the new chief merchant, who had been in place for three months, started to bring some stability and progress to the Company’s overall category management practices.

•                  Market Conditions and Comparable Company Valuations.  Equity markets were mixed during the period between January 30 and March 18, 2009.  The S&P 500 index was down 4% over this period, while the comparable company index was up 3% over the same period.  Equity capital markets continued to be closed over this period, as demonstrated by the lack of equity issuances between January and March (only one IPO in the United States worth $828 million), indicating that the substantial marketability and liquidity discount used as of January 30, 2009 was still appropriate.

•                  Economic Outlook.  The Company was concerned that the economic and consumer outlook was worsening slightly over this period.  Note that the Conference Board’s Monthly Consumer Confidence Index declined from 37.4 to 26.9, or 28%, from January 2009 to March 2009.  In addition, GDP growth expectations remained negative at (3.3)% for the first quarter.  Housing starts increased slightly from 490,000 to 520,000 over the period.

•                  Material Pending and Threatened Litigation.  Prior to this date, the shareholder litigation settlement had been finalized. However, in addition, the Company was made aware that the verdict in a Family Dollar class action, similar to the Company’s case involving whether store managers should be paid overtime and in which Family Dollar had suffered a significant loss at the trial court level, had been affirmed by the 11th Circuit Court of Appeals.  There were no updates on other pending material litigation. (Other than the recent Supreme Court refusal to review the 11th Circuit opinion in the Family Dollar case, there have been no other significant updates or changes in pending or threatened litigation to the present.)  None of the foregoing litigation was a significant consideration in the determination of fair value.

Increase in Fair Value at May 28, 2009.  D&P delivered to the Company a valuation report as of May 28, 2009 indicating a valuation range between $6.83 and $7.92 per share (assuming a 10% marketability discount).  Such date was also a grant date and the Company concluded that the fair value of the Company’s common stock as of such date was $7.40 per share (in the middle of the range contained in the valuation report).  In making its determination, the Company took into consideration the D&P valuation report, as well as substantially improved financial performance coupled with less uncertainty in business performance and improving market and economic conditions.  In addition, the Company incorporated a 10% marketability discount, as suggested by D&P, because the Company believed that the public equity capital markets were improving but not yet as healthy as in 2007 or much of 2008.  In addition to the D&P valuation report, the specific factors considered by the Company in arriving at this determination included:

•                  Recent and Projected Financial Performance.  The Company’s financial performance continued to improve during the period from March through May 2009, with sales and Adjusted EBITDA above budget.  New initiatives around the consumables products continued gaining momentum, resulting in a further increase in the forecast for 2009 Adjusted EBITDA by approximately $50 million, supported by the strong results from first quarter 2009.  The new initiatives included private brand penetration increasing in consumables, continued shrink improvement, reductions in distribution expenses and continued emphasis on category management which drove increasing sales.  The new management team was fully in place by this period and executing on these operating priorities.  The Company also placed more confidence in consumer spending given improving consumer sentiment over this time.

•                  Market Conditions and Comparable Company Valuations.  The equity markets in general, and comparable company performance in specific, improved over the period from March 18.  The S&P 500 index increased by 14% from March 18 to May 28, 2009.  In addition, the index of comparable companies increased by 9% over this time period.  Access to equity capital markets also improved slightly; in April and May there were 5 IPOs completed in the United States worth $815 million.

•                  Economic Outlook.  The Company was encouraged that the economic and consumer outlook was improving significantly over this period.  Note that the Conference Board’s Monthly Consumer Confidence Index more than doubled from 26.9 to 54.8 from March 2009 to May 2009.  GDP growth had not yet improved and housing starts had increased only slightly over this same period, from 520,000 to 550,000.

•                  Material Pending and Threatened Litigation.  No changes from March 18, 2009.  Pending litigation was not a significant consideration in the determination of fair value.

Increase in Fair Value at August 31, 2009.  D&P delivered to the Company a valuation report as of August 31, 2009 that indicated a valuation range between $9.01 and $10.17 per share (assuming a 5% marketability discount).  Also on such date, for purposes of a stock call rather than a grant, the Company concluded that the fair value of the Company’s common stock as of such date was $9.50 per share (near the middle of the range contained in the valuation report).  In making its determination, the Company took into consideration the D&P valuation report as well as substantially improved financial performance and higher long-term projections, coupled with greater certainty of business performance and improving market and economic conditions.  The Company also determined that a 5% marketability discount was appropriate, as suggested by the independent valuation expert, because the Company believed that the public markets had improved significantly from the May 29, 2009 valuation date (when a 10% discount was utilized) and because the Company had filed a Registration Statement on Form S-1 with the Securities and Exchange Commission prior to the August 31 valuation date.  The Company did not believe that a 0% marketability discount was appropriate because the Company was not yet public and because there remained a much higher level of uncertainty and volatility in the public markets (and hence uncertainty about the ultimate ability of DG to go public) than in 2007 and much of 2008.(2) In detail, beyond D&P’s valuation report, the factors considered by the Company in arriving at this determination included:

•                  Recent and Projected Financial Performance.  Continued improvement in the Company’s financial performance, mainly related to sales growth and gross margin expansion, resulted in Adjusted EBITDA for the twelve months ended in August 2009 of $1,118 million.  Second quarter 2009 results, which management received in August, were also strong with an 8.6% increase in comparable store sales and Adjusted EBITDA of $302 million, which was 36% higher than for the same period in 2008.  Performance was driven by strong consumable sales coupled with margin expansion due to improved product costs, reduced shrink and continued distribution efficiencies.  Given the tenure of the new management team and the results of the new initiatives, the Company felt uncertainty in the business outlook had been substantially reduced and it was appropriate to update the 5 year plan at this time.  The new plan raised expectations for fiscal 2009 (including an increase in expected Adjusted EBITDA), and also improved the long term outlook for 2010-2014.

•                  Market Conditions and Comparable Company Valuations.  The equity markets in general, and comparable company performance in specific, improved over this period.  The S&P 500 index increased by 13% from May 28, 2009 to August 31, 2009.  In addition, the index of comparable companies increased by 13% over this time period. The equity capital markets continued to improve significantly, though were still trailing levels in 2007 and much of 2008; in June, July and August there were 9 IPO’s in the United States worth $2.5 billion, still far behind healthy market levels.

•                  Economic Outlook.  The Company was encouraged that the economic and consumer outlook had improved over this period.  Note that the Conference

(2)                                  As evidence of this increased volatility, the Chicago Board Options Exchange Volatility Index (12 month trailing average) was 40.9 at August 31, 2009, compared to 32.1 at December 19, 2008 and 12.8 at July 6, 2007.

Board’s Monthly Consumer Confidence Index had stabilized in the 50-60 range, much higher than the 25-35 range in early 2009.  GDP decline is forecasted to slow from (3.8)% in the 2nd quarter of 2009 to (2.8)% in the 3rd quarter.  Housing starts increased from 550,000 to 600,000, or 9%, from May to August of 2009.

•                  Material Pending and Threatened Litigation.  No changes from March 18, 2009.  Pending litigation was not a significant consideration in the determination of fair value.

Anticipated Offering Price.  As noted above, although the Company and its underwriters have not definitively determined the estimated price range for the current offering at this point in time, for purposes of your analysis the Company believes it would be reasonable to utilize a range of $11.50 to $13.50 per share.  Such estimate reflects the strong recent improvement in the economic environment, still-improving financial results to date in 2009, the improved outlook for future financial performance, as well as substantial improvement in equity capital markets and the elimination of the 5% marketability discount.  Specifically:

•                  Recent and Projected Financial Performance.  Since August 28, 2009, there has been continued improvement in the Company’s financial performance, mainly related to sales growth and gross margin expansion.  Adjusted EBITDA for the twelve months ended October 2009 is projected to exceed the same metric for the twelve months ended August 2009, increasing the Company’s confidence in delivering 2009 and future results.

•                  Market Conditions and Comparable Company Valuations.  Performance in the equity markets generally, and comparable companies specifically, have improved slightly over this period.  The S&P 500 index increased by 5% from August 31, 2009 to October 9, 2009.  In addition, the index of comparable companies increased by 2% over this time period.  More notably, however, has been the dramatic improvement in the equity capital markets over this period relating to new equity issuances.  There were nine IPO’s in the United States in September alone, worth $3.3 billion, slightly more value than the prior six months combined.  September 2009 also represented the largest month for IPO’s in the United States in terms of number since December 2007 and in terms of value since March 2008.  To date, October 2009 has already resulted in the completion of five IPO’s in the United Status worth $2.8 billion, a value generated in less than two weeks that is greater than that for any fully-completed month (other than September 2009) since April 2008.  The Company believes that this market recovery may support an improved valuation than would have been possible with the more difficult market during August 2009 and prior periods.

•                  Economic Outlook.  The economic and consumer outlook also continued to be positive.  Note that the Conference Board’s Monthly Consumer Confidence Index continued to be stable in the mid 50’s and the GDP forecast for fourth quarter 2009 of (0.8)% is an improvement compared with the (2.8)% expected for the third quarter of 2009.

Analysis as to Materiality of Alternate Determinations of Fair Value

As indicated above, the Company made a good faith determination of the fair market value of its common stock at each stock compensation grant date during the successor period, which determinations considered all appropriate information, including independent third party valuations obtained at various dates.  After revisiting the considerations as outlined above, the Company still believes that the values utilized as detailed above represent the fair values of the Company’s common stock on the respective dates of grant. Notwithstanding the foregoing, in light of the Staff’s comments, the Company has utilized hindsight to perform a sensitivity analysis as to any potential impacts on the financial statements of any potential valuation changes.  The results of such analysis are presented in the following paragraphs, and demonstrate such potential changes would not have had a material impact on the Company’s financial statements.

Approximately 72% of the Company’s post-2007 merger grants were made within six months of the merger (and over 20 months prior to the date hereof). The valuation of such options assumed the fair value of the Company’s common stock had not changed from the valuation at the merger date. As stated above, such a conclusion was supported by no significant changes in the overall results of the business as compared to pre-merger activity, along with deteriorating market, economic and consumer conditions and a weaker than expected 2007 holiday season. It was not until after January 2008, coinciding with the hiring of our new CEO, that a new management team began to be assembled and changes were made in the underlying business strategy. When such factors were considered in conjunction with the overall downturn in the financial markets in general, and the retail sector in particular, the Company concluded no increase or change in the estimated fair value of the Company’s common stock from the merger valuation through this date was appropriate.  Three months after the last of these initial grants, on May 2, 2008, the Company’s independent valuation consultant confirmed that $5.00 continued to fall within an estimated valuation range.

Through hindsight, if we assume that the stock value increased ratably over the period between the May 2, 2008 valuation and the January 30, 2009 valuation, the August 28, 2008 grant, which represents approximately 12% of the Company’s grants subsequent to the 2007 merger, would have been hypothetically valued using a $5.25 common stock fair value, which is the mid-point between the May 2, 2008 valuation and the January 30, 2009 valuation. Under this scenario, expected total compensation expense related to this grant would have increased by approximately $0.5 million ($0.1 million annually over the five-year period that these grants are being expensed).

Using similar assumptions as those used for the August 28, 2008 valuation above, the December 19, 2008 grant, which represents approximately 9% of the Company’s grants subsequent to the 2007 merger, would have been hypothetically valued using a $5.50 common stock fair value, equal to the valuation obtained through the independent valuation consultant as of January 30, 2009. Under this scenario, expected total compensation expense related to this grant would have increased by approximately $0.8 million (approximately $0.15 million annually over the five-year period that these grants are being expensed).

Using an assumption that the stock value increased ratably over the period between the January 30, 2009 valuation and the May 28, 2009 valuation, the March 18, 2009 grant, which represents approximately 3% of the Company’s grants subsequent to the 2007 merger, would have been hypothetically valued using a $6.45 common stock fair value, which is the mid-point between the January 30, 2009 valuation and the May 28, 2009 valuation. Under this scenario, expected total compensation expense related to this grant would have increased by approximately $0.5 million ($0.1 million annually over the five-year period that these grants are being expensed).

Finally estimated fair value of the Company’s common stock has continued to increase during 2009 based upon continued improvements in actual and projected operating results, coupled with the overall improvements in the financial markets, all as discussed above.  However, if one were to assume that the estimated fair value of the Company’s common stock for valuing the March 18, 2009 and May 28, 2009 grants was equal to the assumed midpoint of the offering price range ($12.50 per share), total compensation expense would be increased by approximately $8.3 million ($1.66 million annually over the 5 year periods that these grants are being expensed, or $1.3 million in fiscal 2009 based on the applicable grant dates).  Such a sensitivity analysis would represent the maximum increase to compensation expense that could possibly impact the Company’s financial statements assuming the midpoint of the offering price range represented estimated fair value throughout 2009.

The Company reported over $194 million in pretax income in its 2008 fiscal year, as well as pretax income of approximately $280 million in the first six months of 2009.  Based on these facts, none of the hypothetical scenarios discussed above would have resulted in increased compensation expense that could reasonably be considered material to the Company’s financial statements for any of the applicable periods.

*  *  *  *  *

Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Dollar General Corporation
Susan S. Lanigan, Esq.